March 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Tracey McKoy
Kevin Vaughn
Jeffrey Gabor
Joe McCann

Re:	Diversey Holdings, Ltd.
Registration Statement on Form S-1 (File No. 333-253676)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Diversey Holdings, Ltd. (the “Company”) that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:30 P.M. (Eastern time) on Wednesday, March 24, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that, between March 16, 2021 and the date hereof, we and the other prospective underwriters have distributed approximately 1960 copies of the preliminary prospectus, dated March 16, 2021, relating to the offering of shares of the Company’s ordinary shares (the “Preliminary Prospectus”).

In connection with the Preliminary Prospectus distribution, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. LLC
As representatives of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jordan Shanker
Name:	Jordan Shanker
Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name:	Akanksha Agarwal
Title:	Executive Director

[Signature Page to Request for Acceleration of Effectiveness]